UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025.

Commission File Number: 001-42602

Everbright Digital Holding Limited

Unit 1A, 10/F,

C-Bons International Centre,

108 Wai Yip Street, Kwun Tong,

Hong Kong

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Annual Shareholders Meeting

On September 30, 2025, at 11:00 a.m., Hong Kong Time (September 29, 2025, at 11:00 p.m. Eastern Time), Everbright Digital Holding Limited (the “Company”) held its 2025 extraordinary meeting of shareholders (the “Extraordinary General Meeting”). Holders of zero ordinary shares of the Company were present in person and 18,310,922 ordinary shares of the Company were present by proxy at the annual meeting, representing approximately 68.68% of the total 26,660,000 outstanding ordinary shares and therefore constituting a quorum of at least two shareholders with ordinary shares outstanding and entitled to vote at the annual meeting as of the record date of September 4, 2025. The final voting results for each matter submitted to a vote of shareholders at the meeting are as follows:

1.

By an ordinary resolution, that:

(a)  conditional upon the approval of the board of directors of the Company (the “Board”) in its sole discretion, with effect as of the date within one (1) calendar year after the conclusion of the Meeting as the Board may determine (the “Effective Date”):

(i) the authorised, issued, and outstanding shares of the Company (collectively, the “Shares”), to be consolidated by consolidating each 50 Shares of the Company, or such lesser whole share amount as the Board may determine in its sole discretion, such amount not to be less than 5, into 1 Share of the Company, with such consolidated Shares having the same rights and being subject to the same restrictions (save as to par value) as the existing Shares of such class as set out in the Company’s memorandum and articles of association (the “Share Consolidation”);

(ii) no fractional Shares be issued in connection with the Share Consolidation and, in the event that a shareholder would otherwise be entitled to receive a fractional Share upon the Share Consolidation, the total number of Shares to be received by such shareholder be rounded up to the next whole Share; and

(iii) any change to the Company’s authorized share capital in connection with, and as necessary to effect, the Share Consolidation be and is hereby approved, such amendment to be determined by the Board in its sole discretion; and

(b)  any one director or officer of the Company be and is hereby authorised, for and on behalf of the Company, to do all other acts and things as such director or officer of the Company considers necessary or desirable for the purposes of the transactions contemplated by or giving effect to and implementing the Share Consolidation, including instructing the registered office provider or transfer agent of the Company to complete the necessary corporate record(s) and make necessary filing(s) to reflect the Share Consolidation.

2.	By a special resolution, that, subject to and immediately following the Share Consolidation being effected, to approve the adoption of an amended and restated memorandum and articles of association of the Company, in substitution for and to the exclusion of, the then effective memorandum and articles of association of the Company, to reflect the Share Consolidation.

3.	By an ordinary resolution, to adjourn the Meeting for any purpose, including to solicit additional proxies if there are insufficient votes at the time of the Meeting to approve the proposals described above (the “Adjournment Proposal”).

All matters voted on at the Annual Meeting were approved as recommended by the Board of Directors of the Company. The number of votes cast with respect to each proposal, as applicable, is set forth below. The Company’s inspector of election reported the final vote of the stockholders as follows:

PROPOSAL #001 SHARE CONSOLIDATION PROPOSAL

***	FOR	AGAINST	ABS/WHD	BROKER NON-VOTES
BENEFICIAL	106,018	204,904	0
REGISTERED	18,000,000	0	0
TOTAL SHARES VOTED	18,106,018	204,904	0
% OF VOTED	98.88%	1.11%
% OF OUTSTANDING	67.91%	0.76%
% OF VOTED W/ABS/WHD	98.88%	1.11%	0.00%
% OF OUTSTNDG W/ABS/WHD	67.91%	0.76%	0.00%

PROPOSAL #002 ADOPT AMENDED AND RESTATED MEMORANDUM AND ARTICLES OF ASSOCIATION

***	FOR	AGAINST	ABS/WHD	BROKER NON-VOTES
BENEFICIAL	171,570	139,157	195
REGISTERED	18,000,000	0	0
TOTAL SHARES VOTED	18,171,570	139,157	195
% OF VOTED	99.24%	0.75%
% OF OUTSTANDING	68.16%	0.52%
% OF VOTED W/ABS/WHD	99.23%	0.75%	0.00%
% OF OUTSTNDG W/ABS/WHD	68.16%	0.52%	0.00%

PROPOSAL #003 ADJOURNMENT OF THE MEETING TO A LATER DATE OR DATES

***	FOR	AGAINST	ABS/WHD	BROKER NON-VOTES
BENEFICIAL	182,365	128,557	0
REGISTERED	18,000,000	0	0
TOTAL SHARES VOTED	18,182,365	128,557	0
% OF VOTED	99.29%	0.70%
% OF OUTSTANDING	68.20%	0.48%
% OF VOTED W/ABS/WHD	99.29%	0.70%	0.00%
% OF OUTSTNDG W/ABS/WHD	68.20%	0.48%	0.00%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 6, 2025	Everbright Digital Holding Limited

	By:	/s/ Leung Chun Yip
	Name:	Leung Chun Yip
	Title:	Chief Executive Officer

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